UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                IVAX CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    465823102
                                 (CUSIP Number)

                                David Hyman, Esq.
                                Wolff & Samson PC
                                One Boland Drive
                          West Orange, New Jersey 07052
                                 (973) 530-2009

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2003
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.465823102


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Azure Limited, a company incorporated in Guernsey, Channel Islands
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey, Channel Islands
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               7    SOLE VOTING POWER

                                                                       9,572,172
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                                                                   0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                                              9,572,172
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       9,572,172
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            4.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock ("Common Stock") of IVAX Corporation ("IVAX"). The principal executive offices of IVAX are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

ITEM 2.     IDENTITY AND BACKGROUND

            This Statement ("Amendment No. 1") is filed solely by Azure Limited, a company incorporated in Guernsey, Channel Islands ("Azure" or the "Reporting Person") and amends a Form 13D filed on January 10, 1991 filed jointly by Azure, Nigel Niman Norton ("Norton") and Cyril Harold Beck ("Beck").

            This Amendment No. 1 is filed to disclose the disposition of shares of Common Stock of IVAX owned by Azure in an amount less than 1% of the outstanding Common Stock of IVAX. As a result of the dispositions of Common Stock disclosed herein, Azure owns less than 5% of the outstanding Common Stock of IVAX.

            The principal business of Azure is to function as a service company for the The Charter Group of Companies and provides a general nominee holding facility. Azure holds the shares of IVAX Common Stock as nominee for Charter Trust Company, which, in turn, holds such shares as trustee of the Isaac Kaye Family Trust (the "Trust"). The Trust was created by Isaac Kaye, but Mr. Kaye is neither beneficiary nor a trustee of such Trust and has disclaimed beneficial ownership of all of the shares of IVAX Common Stock owned by Azure. Mr. Kaye is currently a director and executive officer of IVAX, but has agreed with IVAX to resign as a director and officer at the conclusion of IVAX 2003 annual meeting of shareholders scheduled to be held on June 19, 2003.

            The business address for the Reporting Person is c/o Charter Management, Ltd, Town Mills, Trinity Square, St. Peter Port, Guernsey, Channel Islands. During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Shares acquired and disposed of since January 10, 1991

            At all times since the initial acquisition, Azure has owned in excess of 5% of the outstanding Common Stock of IVAX and Azure has not disposed of shares in excess of 1% of the then outstanding Common Stock of IVAX. Additional shares of IVAX common stock have been acquired by Azure as a result of a number of stock splits.

            The shares of IVAX Common Stock acquired and disposed of by Azure since 1990 and prior to the sales described below in Item 5 of this Amendment No. 1 are as follows (all of which purchases and sales subsequent to December 28, 1990 were made on the open market except where otherwise noted):

            (1) December 28, 1990 acquired 3,733,775 shares of Common Stock -Schedule 13D filed January 10, 1991.

            (2) 3-for-2 stock split in the form of a stock dividend to holders of record on March 26, 1991. As record holder of 3,733,775 shares of IVAX Common Stock, Azure received


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

            1,866,887 shares of IVAX Common Stock.

            (3) Azure sold 275,000 shares of IVAX Common Stock on May 22, 1991.

            (4) 3-for-2 stock split in the form of a stock dividend to holders of record on November18, 1991. As record holder of 5,325,662 shares of IVAX Common Stock, Azure received 2,662,830 shares of IVAX Common Stock.

            (5) Azure sold 20,000 shares of IVAX Common Stock on April 3, 1992.

            (6) Azure purchased 30,000 shares of IVAX Common Stock on May 17, 1994.

            (7) IVAX repurchased 1,000,000 shares of Common Stock on December 9, 1998 at $10.00 per share

            (8) IVAX repurchased an additional 1,000,000 shares of Common Stock on February 26, 1999 at $14.25 per share.

            The share repurchases described in Item 7 and 8 above were at a discount to the closing price on the date of repurchase and were disclosed in the IVAX Proxy Statement dated May 3, 1999. Immediately following the shares repurchase (and taking into account an additional 40,000 share book entry deduction made on or about such date for purposes of reconciliation and correction of previously stated shareholdings), Azure was the record owner of 5,958,492 shares of IVAX Common Stock.

            (9) 3-for-2 stock split in the form of a stock dividend to holders of record on February 1, 2000. As record holder of 5,958,492 shares of IVAX Common Stock, Azure received 2,979,246 shares of IVAX Common Stock.

            (10) 5-for-4 stock split to holders of record May 1, 2001. As record holder of 8,937,738 shares of IVAX Common Stock, Azure received 2,234,434 shares of IVAX Common Stock.

            Prior to commencement of the sales of common stock of IVAX described below in Item 5 of this Amendment No. 1, Azure was the record owner of 11,172,172 shares of IVAX Common Stock or 5.7%.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            None

ITEM 4.     PURPOSE OF TRANSACTION

            Azure has sold shares of IVAX Common Stock with a view to diversifying the investment portfolio of the Trust.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            As of May 15, 2003, the Reporting Person had an interest in the Securities of the Issuer as follows:

            No. of Shares: 9,572,172

            Voting Power: Sole

            Disposition Power: Sole

            Aggregate Percentage Beneficially Owned*: 4.9%

            *Based upon 194,988,394 shares of Common Stock outstanding as of April 28, 2003 as reported in IVAX's Proxy Statement filed with the Commission on April 30, 2003.

            During the past sixty (60) days, the Reporting Person has not engaged in any transactions of the Issuer's securities, other than the sales of shares of IVAX Common Stock indicated below (all of which were made on the open market):

               Sale Date         Number of Shares Sold**  Sale Price Per Share**
               ---------         ---------------------    --------------------
            February 14, 2003            20,000                  $11.2541
            February 18, 2003            30,000                  $11.1903
            February 19, 2003             5,000                  $11.06
            February 21, 2003            85,000                  $11.4825
            February 24, 2003             5,200                  $11.35
            February 25, 2003            54,800                  $11.3156
            March 3, 2003                20,000                  $11.3305
            March 4, 2003                20,000                  $11.1125
            March 7, 2003                35,000                  $11.1471
            March 10, 2003               11,000                  $11.0836
            March 17, 2003               80,000                  $11.1940
            March 18, 2003               24,000                  $11.2527
            March 19, 2003               10,000                  $11.25
            March 21, 2003               20,000                  $11.11
            March 24, 2003               21,000                  $11.07
            March 25, 2003               50,000                  $11.2102
            March 26, 2003              110,000                  $11.7178
            March 27, 2003               80,000                  $11.9139
            March 28, 2003              129,000                  $12.4654
            March 31, 2003               31,000                  $12.3081
            April 1, 2003                29,000                  $12.2493
            April 2, 2003                60,000                  $12.4927
            April 3, 2003                70,000                  $12.7835
            April 7, 2003                22,900                  $12.9218
            April 8, 2003                20,700                  $12.6494
            April 9, 2003                81,900                  $12.8035
            April 10, 2003               40,000                  $12.7586
            April 11, 2003               60,000                  $12.8476
            April 14, 2003               93,400                  $13.1926
            April 15, 2003               60,000                  $13.3014
            April 16, 2003               21,100                  $13.2915
            April 28, 2003               47,000                  $15.9765
            April 29, 2003              110,000                  $16.0731
            April 30, 2003               43,000                  $15.874

            ** Number of shares sold is shown as the aggregate of one or more separate sale transactions effected at different prices on a single date, and sale price per share shown is calculated weighted average sale price per share of all such transactions on a single date rounded to the fourth decimal (nearest 1/100 of 1 cent).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            None

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None


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

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            For and on behalf of Azure Limited

           Dated: May 22, 2003              By:   /s/ P.M. Whitford
                                               -------------------------------
                                            Name:  Mrs. P.M. Whitford
                                            Title: Director


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